Filed Pursuant to Rule 433
                                                         File No.: 333-130755-08

July 17, 2007

UPDATE NUMBER 3 to the Structural and Collateral Information Free Writing Prospectus dated June 2007 (the "Term Sheet FWP") and the Free Writing Prospectus dated June 29, 2007 (the "June 29 FWP")

Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2007-3 - $3.51B** NEW ISSUE CMBS - Structural Update

This Update Number 3 is a further update to the information provided in earlier Update Number 2 dated July 17, 2007. This Update Number 3 relates to the classes of certificates described in the Term Sheet FWP and June 29 FWP.

Structure Update

Class A-4 will be resized and new Class A-5 will be added.

In discussions of the offered certificates throughout the June 29 FWP, new language will be added to describe the Class A-5 Certificates consistent with the following terms:

A. Class A-5 will be pro rata with respect to the Class A-1 Certificates, Class A-2 Certificates, Class A-2FL Regular Interest, Class A-3 Certificates, Class A-AB Certificates, Class A-4 Certificates and Class XW Certificates with respect to the distribution of interest described under the heading "DESCRIPTION OF THE CERTIFICATES-Distributions -Application of the Available Distribution Amount" in the June 29 FWP.

B. Class A-5 will be sequential with respect to such classes having principal balances and the payment of principal, and the language under such heading will be revised accordingly to provide for principal distributions to the Class A-5 Certificates after such distributions to the Class A-4 Certificates and before such distributions to the Class A-M Certificates, the Class A-M2 Certificates and the Class A-MFL Regular Interest.

C. Class A-5 will be pro rata with the Class A-1 Certificates, Class A-2 Certificates, Class A-2FL Regular Interest, Class A-3 Certificates, Class A-AB Certificates and Class A-4 Certificates for purposes the description of the reimbursement of realized losses and additional trust funds expenses under such heading. Similarly, in the description of the allocations of losses and expenses to the certificates under "DESCRIPTION OF THE CERTIFICATES-Credit Support; Allocation Losses and Certain Expenses" the language will be revised to clarify that to the extent not covered by allocations to the Class A-M Certificates, the Class A-M2 Certificates, the Class A-MFL Regular Interest and the Classes of Certificates having later sequential designations, such losses and expenses will be allocated pro rata among the Class A-1 Certificates, Class A-2 Certificates, Class A-2FL Regular Interest, Class A-3 Certificates, Class A-AB Certificates, Class A-4 Certificates, Class A-5 Certificates and Class A-1A Certificates.

D. Class A-5 will be entitled to receive distributions of Prepayment Premiums from Loan Group 1 in a manner analogous to that described for the Class A-4 Certificates in the June 29 FWP under "DESCRIPTION OF THE
CERTIFICATES-Distributions-Distributions of Prepayment Premiums".

The asset-backed securities referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Banc of America Securities LLC and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Information in these materials is current as of the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you e-mail a request to dg.prospectus_distribution@bofasecurities.com. The securities may not be suitable for all investors. Banc of America Securities LLC and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

IRS CIRCULAR 230 NOTICE: THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.